Form ATS-N filing for ATS-6 (RPOOL)

Part Number	Item Number	Question	Answer
Part II	Item 1a	Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (e.g. quotes, conditional orders, or indications of interest) into the NMS Stock ATS? If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. Any sales or trading business unit in the Institutional Equity Division (IED) or Fixed Income Division (FID) of MS&Co can enter an order (as described in Part III, Item 7(a)) or conditional indication (as described in Part III, Item 9(a)) in ATS-6 either (i) as principal; (ii) on behalf of foreign or registered broker-dealers on behalf of retail customers; ~~or~~ (iii) on behalf of ~~eligible~~ institutional customers of MS&Co and its affiliates, including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers~~.~~ ("Institutional Customers") or (iv) on behalf of foreign or registered broker-dealers submitting orders as principal or for their non-retail customers. Please see Part III, Item 2(b) for additional information regarding eligibility. Business units of the Broker-Dealer Operator can enter orders and/or conditional indications in ATS-6, on an agency, principal and/or riskless principal capacity~~, subject to the eligibility requirements listed above.~~. All business units of MS&Co use the MSCO MPID. Business units are described below and reflect the desk trading and managing risk for such product. - Core (Cash) Products (trading and market making related to domestic and international equities) - ETF (trading of domestic and international exchange traded funds and underlying equities)

Part Number	Item Number	Question	Answer
			- Morgan Stanley Electronic Trading (electronic trading of equities, options, and futures)
			- Portfolio Products/Program Trading (trading of customer single orders and program orders; executing guaranteed benchmark trades and blind principal risk transactions)
			- Convertible Products (trading of convertible bonds, convertible preferred equities, and equity warrants)
			- Corporate Equity Products (handling of corporate repurchases)
			- Exotic Products (trading of structured notes, complex OTC equity derivatives products, single name volatility/variance swaps, and dispersion)
			- Index Products (trading of listed and OTC broad- and narrow-based index options, ETF options, ETN options, volatility index options, depository receipt options, volatility/variance swaps, equity structured products (OTC), and volatility index futures)
			- Single Name Products (trading of listed and OTC equity options, equity sector index options, ETF options, depository receipt options, ETN options, volatility/variance swaps, and dividend swaps)
			- Core Prime Brokerage (trading of equities, equity options, and other equity-related instruments to manage stock lending risk)
			- Delta One Structured Products (engaging in financing transactions in a variety of equity and equity-related instruments by providing long and short equity linked exposure both with clients and swap market participants; structuring of customized financing, yield enhancement and hedging transactions for clients and Morgan Stanley)
			- Macro Products - (1) FXEM (trading of currency products such as spot FX, FX options, forwards, NDFs and related FX derivatives; emerging markets credit securities and related derivatives); and (2) Interest Rate Products (trading of interest rate products such as US Treasury securities, interest rate derivatives and structured notes)
			- Credit Products - (1) Credit Corporates (trading of credit corporate products including corporate bonds, CDS, credit indices, corporate loans or other credit derivatives; (2) Municipal Securities (trading of municipal securities and related derivatives); (3)

Part Number	Item Number	Question	Answer
			Securitized Products Group (trading of securitized products including ABS, CMBS, RMBS, CLOs, CDOs, CDS, credit indices, agency debt securities, and whole loans) - Commodities (trading of commodities including but not limited to oil, metals, power and natural gas)
Part II	Item 2a	Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS? If yes, name and describe each **type of Affiliate** that enters or directs the entry of orders and trading interest into the ATS (e.g. broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).	Yes. MS&Co has affiliates, including investment advisers, investment companies, U.S. broker-dealers, foreign broker dealers or equivalent entities; non broker-dealers; and bank regulated entities. Any such affiliate can enter an order (as described in Part III, Item 7(a)) or a conditional indication (as described in Part III, Item 9(a)) in ATS-6 either (i) as principal; (ii) as agent or riskless principal on behalf of retail customers; ~~or~~ (iii) as agent or riskless principal on behalf of ~~eligible institutional customers~~ Institutional Customers of MS&Co and its affiliates~~, including institutional customers who are SEC~~,; or (iv) as agent or riskless principal on behalf of foreign or registered ~~investment advisers, pension funds, endowments,~~ broker-dealer clients of MS&Co. and ~~asset managers~~its affiliates. Please see Part III, Item 2(b) for additional information regarding eligibility. Such orders (including any orders resulting from any conditional match with a conditional indication, as described in Part III, Item 9(a)) are classified either as agency or principal on the books and records of the Broker-Dealer Operator, as described in the response to Part III, Item 7(a) and subject to the priority rules described in response to Part III, Items 7(a) and 11(a) and the counter-party selection/opt-out processes described in response to Part II, Item 3. Since the effective date of the initial Form ATS-N for ATS-6, the following affiliates have executed in ATS-6:

Part Number	Item Number	Question	Answer
			- Morgan Stanley Canada Limited (foreign) - Morgan Stanley Capital Services LLC (non BD) - Morgan Stanley & Co. International plc (foreign) - Morgan Stanley Smith Barney LLC (MPID: MSSB) - Morgan Stanley Strategic Investments, Inc (non BD) - Morgan Stanley Latam LLC (non BD) - Morgan Stanley Fixed Income Ventures Inc. (non BD) - Morgan Stanley Bank, N.A. (non BD) With the exception of Morgan Stanley Smith Barney LLC, the affiliates listed above are either non broker-dealers (notated with "non BD") or foreign-broker dealers (notated with "foreign") and as such do not have their own MPID. As indicated, the above is a list of affiliates that have historically executed in ATS-6. The Broker-Dealer Operator will update this list to add any affiliate that subsequently executes in ATS-6 and to remove any entity that ceases to be an affiliate of the Broker-Dealer Operator.
Part III	**Item 1**	**Types of Subscribers**	
Part III	Item 1	Select the type(s) of Subscribers that can use the NMS Stock ATS services:	*(applicable check boxes, from left to right):* Investment Companies Issuers Brokers Asset Managers Hedge Funds Banks Dealer Principal Trading Firms Market Maker **Other:** Affiliates of the Broker-Dealer Operator
Part III	**Item 2**	**Eligibility for ATS Services**	
Part III	Item 2b	Are there any other conditions that the NMS Stock ATS requires a	Yes.

Part Number	Item Number	Question	Answer
		Person to satisfy before accessing the ATS services? If yes, list and provide a summary of the conditions.	Orders and conditional indications can be entered in ATS-6 by (i) registered and foreign broker-dealers on behalf of the broker-dealer's own interest, their retail customers, or their non-retail customers; (ii) eligible institutional customers Institutional Customers of the Broker-Dealer Operator and its affiliates, including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers; and (iii) the Broker-Dealer Operator and its affiliates acting as or on behalf of such retail brokers or institutional customerstheir clients or acting as principal. SuchAll such Persons must meet the credit and counterparty risk and other onboarding standards applicable for clients of the Broker-Dealer Operator. The same process applies to a Person seeking to access ATS-6's services, subject to the listed eligibility criteria. or its affiliates. Unaffiliated retail broker-dealer Subscribers who route orders from their retail customers must provide a written representation that the orders and/or conditional indications they enter in ATS-6 are for the account of retail customers. "Retail" designated orders or conditional indications will not be accepted from an unaffiliated broker-dealer subscriber who does not make such written representation. Foreign broker-dealers not routing retail orders and Institutional customers mustCustomers may be deemed eligible to enter orders and/or conditional indications in ATS-6 categorized as "Non-Retail" based upon the nature of their trading activity (or, for a new foreign broker-dealers or Institutional Customer, its anticipated trading activity). The Broker-Dealer Operator evaluates the nature of ana foreign broker-dealer's or Institutional customer'sCustomer's trading activity based upon the amount that and frequency with which the customersubscriber provides liquidity rather than takes liquidity and the status of the institutional customersubscriber - that is, whether it is a broker-

Part Number	Item Number	Question	Answer
			dealer, registered investment adviser, pension fund, endowment, or asset manager. MS&Co and its affiliates are able to access ATS-6's services to act as or on behalf of either a ~~retail~~registered broker-dealer, foreign broker-dealer or an ~~institutional customer~~Institutional Customer or to enter principal orders and/or conditional indications, as described in Part III, Item 7(a) and Item 9(a). Orders and conditional indications, as described in Part III, Item 7(a) and Item 9(a) will either be deemed "Retail", "Non-Retail" or "RLP". Orders and conditional indications from the Broker-Dealer Operator or its affiliates on behalf of (i) retail customers and (ii) clients of the Broker-Dealer Operator or its affiliates who are broker-dealers who submit orders on behalf of retail customers will be deemed "Retail" by the Broker-Dealer Operator. Orders and conditional indications from (i) eligible foreign broker-dealers; (ii) eligible Institutional Customers of the Broker-Dealer Operator and its affiliates, and (iii) principal orders of the Broker-Dealer Operator and its affiliates are deemed "Non-Retail" by the Broker-Dealer Operator. Orders from all other subscribers not categorized above (i.e. not Retail or Non-Retail or Institutional Customers deemed eligible) will be deemed as "RLP" by the Broker-Dealer Operator. Unaffiliated foreign broker dealers that do not send Retail Orders and that are not eligible for Non-Retail may only send RLP orders. Registered broker-dealer subscribers that are not sending Retail Orders may only send RLP orders. Subscribers who send RLP orders will solely be able to sent through a direct connection and will not be able to utilize conditional indications as described in Part III, Item 9(a). All Subscribers who are eligible to send Retail and/or Non-Retail orders and conditional indications

Part Number	Item Number	Question	Answer
			can categorize their orders as Retail/Non-Retail or RLP on an order-by-order basis.
Part III	Item 2c	If yes to Item 2(b), are the conditions required to be identified in Item 2(b) the same for all Persons?	No. The conditions to be satisfied, and any relevant differences, are described in response to Part III, Item 2(b). ~~That is, unaffiliated registered broker-dealers may enter orders and conditional indications only on behalf of retail customers; the Broker-Dealer Operator and affiliates may enter orders and conditional indications on behalf of retail customers, eligible institutional customers, or as principal; and institutional customers are subject to specific eligibility requirements.~~
Part III	**Item 3**	**Exclusion from ATS Services**	
Part III	Item 3a	Can the NMS Stock ATS exclude, in whole or in part, any Subscriber from the ATS services? If yes, list and provide a summary of the conditions for excluding, in whole or in part, a Subscriber from the ATS services.	Yes. The Broker-Dealer Operator can exclude any Subscriber that no longer meets the eligibility criteria described in response to Part III, Item 2(b). For example, an unaffiliated broker-dealer Subscriber would become ineligible to qualify as "Retail" if it no longer entered orders or conditional indications on behalf of retail customers or an Institutional Customers could no longer be deemed eligible for Non-Retail based on the nature of their trading activity based upon the amount that and frequency with which the subscriber provides liquidity rather than takes liquidity and the status of the subscriber - that is, whether it is a broker-dealer, registered investment adviser, pension fund, endowment, or asset manager, and thus be then limited to sending only RLP orders. In addition, MS&Co may determine not to maintain a client relationship with a Subscriber for reputational, regulatory, credit, conduct, or other similar reasons, which would have the effect of excluding such Subscriber from the services of ATS-6. Examples of such reasons include a pattern of a Subscriber not responding timely to firm-up requests or a

Part Number	Item Number	Question	Answer
			Subscriber under regulatory scrutiny based upon its conduct in the market generally. Thus, it is possible to exclude a Subscriber specifically from ATS-6 or more generally from services of the Broker-Dealer Operator, including based upon such Subscriber's activity in ATS-6.
Part III	**Item 5**	**Means of Entry**	
Part III	Item 5c	Are there any other means for entering orders and trading interest into the NMS Stock ATS (e.g., smart order router, algorithm, order management system, sales desk)? If yes, identify and explain the other means for entering orders and trading interest, indicate whether the means are provided through the Broker-Dealer Operator either itself or through a third-party contracting with the Broker-Dealer Operator, or through an Affiliate of the Broker-Dealer Operator, and list and provide a summary of the terms and conditions for entering orders or trading interest into the ATS through those means.	Yes. Eligible ParticipantsSubscribers can enter orders and conditional indications in ATS-6 via a number of front-end order management systems (OMSs), including third-party OMSs, an OMS of the Broker-Dealer Operator or its affiliates available to internal sales traders and traders, and an OMS provided by the Broker-Dealer Operator to Subscribers. Participants can enter "Retail" and "Non-Retail" orders and conditional indications in ATS-6 (i) directly (as described in Part III, Item 5(a)); (ii) via smart order routing technology of the Broker-Dealer Operator that can enter orders or conditional indications into ATS-6 (including with an instruction to route any such order or conditional indication only to ATS-6); or (iii) via algorithmic trading products provided by the Broker-Dealer Operator that can enter orders or conditional indications directly into ATS-6 or via smart order routing technology, in each case provided that the order or conditional indication is for an eligible Participant as described in Part III, Item 2(b). Such technology or products may be customized by the Broker-Dealer Operator for a particular Subscriber based upon trading strategies contemplated by that Subscriber for routing to trading centers, one of which can be ATS-6. RLP orders can only be entered in ATS-6 directly (as described in Part III, Item 5(a)).

Part Number	Item Number	Question	Answer
Part III	Item 5d	If yes to Item 5(c), are the terms and conditions required to be identified in Item 5(c) the same for all Subscribers and the Broker-Dealer Operator.	Yes.
Part III	**Item 7**	**Order Types and Attributes**	
Part III	Item 7a	Identify and explain each order type offered by the NMS Stock ATS. In your explanation, include the following: i. priority, including the order type's priority upon order entry and any subsequent change to priority (if applicable); whether and when the order type can receive a new time stamp; the order type's priority vis-à-vis other orders on the book due to changes in the NBBO or other reference price; and any instance in which the order type could lose execution priority to a later arriving order at the same price; ii. conditions, including any price conditions (e.g., how price conditions affect the rank and price at which it can be executed; conditions on the display or non-display of an order; or conditions on executability and routability); iii. order types designed not to remove liquidity (e.g. post only orders), including what occurs when such order is marketable against trading interest on the NMS Stock ATS when received; iv. order types that adjust their price as changes to the order book occur (e.g. price sliding orders or	ATS-6 matches orders (as described below) at the midpoint of the best bid and best offer from markets that display protected quotations as defined in Regulation NMS (the best bid and offer) and accepts conditional indications (as described in Part III, Item 9(a)) that can be conditionally matched with other conditional indications and with orders that elect to interact with conditional indications and, following a firm-up period, can result in a midpoint match. Part III, Item 11(a) provides additional information regarding the operation of ATS-6, including priority rules, which may be helpful to review first for applicable background. ATS-6 accepts market and limit orders (including buy, sell, sell short, and sell short exempt limit orders). ATS-6 accepts Day orders and IOC orders (as Time in Force attributes). ATS-6 accepts round-lot, odd-lot and mixed-lot orders. Part III, Item 8(c) provides information about opting out of odd-lot quantity. Participants and the Broker-Dealer Operator's smart order routing technology and algorithmic trading products can designate an order sent to ATS-6 with a minimum fill quantity instruction. ATS-6 does not aggregate multiple contra-side orders to satisfy a minimum fill quantity on a single order. The minimum fill quantity constraint applies to every execution in ATS-6, except where the unexecuted portion of an order is less than the minimum fill quantity, in which case ATS-6 will not cancel the unexecuted quantity and such quantity will remain in ATS-6 for execution. If a Participant has opted out of interacting with odd-lot orders and the unexecuted quantity is an odd-lot, then the unexecuted odd-lot quantity will be cancelled back

Part Number	Item Number	Question	Answer
		pegged orders) or have a discretionary range, including an order's rank and price upon order entry and whether such prices or rank may change based on the NBBO or other market conditions when using such order type; when the order type is executable and at what price the execution would occur; whether the price at which the order type can be executed ever changes; and if the order type can operate in different ways, the default operation of the order type; v. whether an order type is eligible for routing to other Trading Centers; vi. the time-in-force instructions that can be used or not used with each order type; vii. the circumstance under which order types may be combined with another order type, modified, replaced, cancelled, rejected or removed from the NMS Stock ATS; and viii. the availability of order types across all forms of connectivity to the NMS Stock ATS and differences, if any, in the availability of an order type across those forms of connectivity.	to the Participant, otherwise it will remain in ATS-6 for execution. ATS-6 does not support post-only orders. ATS-6 does not route orders to other Trading Centers. Orders and conditional indications in ATS-6 that are eligible to participate at the midpoint of the best bid and offer are prioritized for matching based on type of interest (i.e., orders have priority over conditional indications), capacity, size, and time. As described in response to Part III, Item 9(a), orders that elect to interact with conditional indications and conditional indications that are the subject of a conditional match enter a firm-up period. Such orders and conditional indications can interact only with those conditional indications and orders during that firm-up period and during that period cannot interact with other orders and/or conditional indications in ATS-6 that are not subject to the conditional match. An order that ATS-6 receives from an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as an agency order. An order that ATS-6 receives from an affiliate trading for the affiliate's own account for the affiliate's client facilitation/market making activity (which the Broker-Dealer Operator handles as agent for its affiliate) yields priority to other agency orders (and is classified as an agency order for counterparty selection/opt-out purposes as described in Part II, Item 3). An order that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed a principal order by Morgan Stanley for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate. Agency orders not designated RLP receive priority over all other orders. Orders with a principal capacity receive

Part Number	Item Number	Question	Answer
			priority over RLP orders, unless specifically designated as RLP. RLP orders (whether agency or principal) receive the lowest priority. Agency orders designated as Retail have the same priority as agency orders deemed Non-Retail, additionally, principal orders (including riskless principal orders) deemed Retail have the same priority as principal orders deemed Non-Retail.
			An order could lose execution priority to a later arriving order eligible to trade at the midpoint of the best bid and offer if the later arriving order ranks higher with respect to other priority factors such as size or capacity. Additionally, an order that elects to interact with conditional indications and is subject to a conditional match will not be eligible to match with other orders or conditional indications during the firm-up period, but will regain its prior priority with respect to any unexecuted quantity at the end of the firm-up period.
			An order receives a new time stamp when it enters ATS-6 and when any term of the order is subsequently amended by the party entering it, other than a decrease in quantity/size.
			Orders and Conditional Indications, as described in Part III, Item 2(b) will either be deemed "Retail", "Non-Retail" or "RLP".
			Orders and conditional indications from the Broker-Dealer Operator or its affiliates on behalf of (i) retail customers and (ii) clients of the Broker-Dealer Operator or its affiliates who are broker-dealers on behalf of retail customers will be deemed "Retail".
			Orders and conditional indications from (i) eligible foreign broker-dealers; (ii) eligible Institutional Customers of the Broker-Dealer Operator and its affiliates, and (iii) principal orders of the Broker-Dealer Operator and its affiliates are deemed "Non-Retail".
			Orders from all other subscribers not categorized above (including Institutional Customers not

Part Number	Item Number	Question	Answer
			deemed eligible) will be deemed as "RLP". RLP orders will solely be able to be sent through a direct connection and will not be able to utilize conditional indications as described in Part III, Item 9(a). All Subscribers who are eligible to send Retail and/or Non-Retail orders and conditional indications will have the ability to elect whether to categorize their orders as Retail/Non-Retail or RLP on an order-by-order basis. RLP orders can interact with Retail orders and/or Retail conditional indications. RLP orders will not be able to interact with other RLP orders or Non-Retail orders and/or conditional indications. Retail orders and/or conditional indications will be able to interact with (i) RLP orders, (ii) other Retail orders and/or conditional indications, and (iii) Non-Retail orders and/or conditional indications. Non-Retail orders and/or conditional indications will be able to interact with (i) Retail orders and/or conditional indications, and (iii) other Non-Retail orders and/or conditional indications. Non-Retail orders and/or conditional indications will not be eligible to interact with RLP orders.
Part III	**Item 9**	**Conditional Orders and IOIs**	
Part III	Item 9a	Does the NMS Stock ATS send or receive any messages indicating trading interest (e.g., IOIs, actionable IOIs, or conditional orders)? If yes, identify and explain the use of the messages, including information contained in the messages (e.g. price or size minimums), how the message is transmitted (e.g., order management system, smart order router, FIX), when the message is transmitted (e.g., automatically by	Yes. Before reviewing the information below, it may be helpful to review the responses to Part III, Item 11(a) which provides information regarding the operation of ATS-6 and Part III, Item 7(a) which provides information regarding orders, including orders that may elect to interact with conditional indications as described below. In addition to accepting orders, ATS-6 also accepts conditional indications that represent a non-firm willingness to transact. Conditional indications (including buy, sell, sell short, and sell short exempt conditional indications) can be at the market or

Part Number	Item Number	Question	Answer
		the ATS, or upon the sender's request) the type of Persons that receive the message (e.g., Subscribers, Trading Centers), responses to conditional orders or IOIs (e.g. submission to firm up conditional orders), and the conditions under which the message might result in an execution in the ATS (e.g., response time parameters, interaction, and matching).	designated with a limit price. ATS-6 accepts round-lot, odd-lot and mixed-lot conditional indications. Part III, Item 8(c) provides information about opting out of odd-lot quantity. An order interacts with conditional indications in ATS-6 only if the Participant elects to have its orders interact with conditional indications. Conditional indications, by default (i) interact with other conditional indications and (ii) do not interact with orders. The priority rules for conditional indications are described in the response to Part III, Item 11(a). A conditional indication that is able, by its terms, to interact with one or more eligible contra-side orders and/or conditional indications will receive a firm-up request. Matches resulting from such interactions are called conditional matches. Information about open orders and conditional indications residing in ATS-6 is made available to MS&Co's smart order routing technology on a continuous basis. Such information includes symbol, side, size, type of interest (that is, whether a conditional indication or an order, and whether market or limit), limit price (if applicable), Participant, type of Participant, and information about instructions relating to the conditional indication or order (e.g., minimum fill quantity instruction, election to interact with conditional indications, instruction not to interact with principal orders or conditional indications). When there is a conditional match, ATS-6 will send a firm-up request to the Participant or system that sent the conditional indication generating the conditional match. Depending upon the source of the applicable conditional indication, such firm-up request may be sent to the Participant, to MS&Co's smart order routing technology, or to an MS&Co algorithm, as applicable. The firm-up request includes symbol, side, and a firm-up quantity.

Part Number	Item Number	Question	Answer
			When responding to a conditional indication sent to ATS-6 by MS&Co's smart order routing technology or algorithms, the firm-up quantity on the firm-up request represents the actual size of the conditional match, in order to efficiently manage messaging and queue position on other markets. When responding to a conditional indication sent directly to ATS-6 by a Participant, to minimize information leakage, the firm-up quantity on the firm-up request represents the quantity of such Participant's conditional indication.

In a conditional match, the conditional indication and the contra-side conditional indications and orders that are subject to the conditional match enter into a firm-up period. During a firm-up period, applicable conditional indications and contra-side conditional indications and orders can be matched in ATS-6 only against each other. For clarity, during the firm-up period, such conditional indications and orders cannot be matched with other orders or other conditional indications in ATS-6.

A conditional match may occur between two conditional indications or between a conditional indication and an order that has elected to interact with conditional indications.

If all Participants in a conditional match receiving a firm-up request respond with an executable order, ATS-6 will execute at the midpoint of the best bid and offer. The firm-up period currently is 500 milliseconds. The Broker-Dealer Operator monitors firm-up rates for Participants whose conditional indications receive firm-up requests. If a Participant engages in a pattern of not timely responding to firm-up requests, the Broker-Dealer Operator will take appropriate action, which could range from contacting the Participant to bring about a change in the Participant's behavior or designating the Participant as no longer eligible as a Participant for ATS-6.

Orders that have elected to participate and that do participate in a conditional match but are not |

Part Number	Item Number	Question	Answer
			executed during the firm-up period will retain their original time priority at the end of the firm-up period and are eligible for matching with other contra-side orders and conditional indications in ATS-6. Conditional indications expire once they participate in a conditional match.

A conditional indication that ATS-6 receives from an affiliate of the Broker-Dealer Operator on behalf of that affiliate's client(s) is classified as agency. A conditional indication that ATS-6 receives from an affiliate trading for the affiliate's own account and for the affiliate's client facilitation/market making activity yields priority to other agency conditional indications (and is classified as agency for counterparty selection/opt-out purposes as described in Part II, Item 3). A conditional indication that ATS-6 receives from an affiliate for the affiliate's own account other than for the affiliate's client facilitation/market making activity is deemed principal for priority and for counterparty selection/opt-out purposes, notwithstanding that the Broker-Dealer Operator's capacity otherwise would be as agent for its affiliate.

As described in Part III, Item 2(b) conditional indications will either be deemed "Retail" or "Non-Retail". Conditional indications from the Broker-Dealer Operator or its affiliates on behalf of (i) retail customers and (ii) clients of the Broker-Dealer Operator or its affiliates who are broker-dealers on behalf of retail customers will be deemed "Retail".

Conditional indications from (i) eligible foreign broker-dealers; (ii) eligible Institutional Customers of the Broker-Dealer Operator and its affiliates, and (iii) principal interest of the Broker-Dealer Operator and its affiliates are deemed "Non-Retail".

Orders from all other subscribers not categorized above (including Institutional Customers not deemed eligible) will be deemed as "RLP" and not allowed to send conditional indications. |

Part Number	Item Number	Question	Answer
			RLP orders can interact with Retail orders and/or Retail conditional indications. RLP orders will not be able to interact with other RLP orders or Non-Retail orders and/or conditional indications.
			Retail orders and/or conditional indications will be able to interact with (i) RLP orders, (ii) other Retail orders and/or conditional indications, and (iii) Non-Retail orders and/or conditional indications.
			Non-Retail orders and/or conditional indications will be able to interact with (i) Retail orders and/or conditional indications, and (ii) other Non-Retail orders and/or conditional indications. Non-Retail orders and/or conditional indications will not be eligible to interact with RLP orders.
			Participants and the Broker-Dealer Operator's smart order routing technology and algorithmic trading products can designate a conditional indication sent to ATS-6 with a minimum fill quantity instruction. ATS-6 does not aggregate multiple contra-side orders or conditional indications to satisfy a minimum fill quantity on a single conditional indication. The minimum fill quantity constraint applies to every execution in ATS-6, except where the unexecuted portion of an order is less than the minimum fill quantity, in which case ATS-6 will not cancel the unexecuted quantity and such quantity will remain in ATS-6 for execution. If Participant has opted out of interacting with odd-lot orders or conditional indications and the unexecuted quantity is an odd-lot, then the unexecuted quantity will be cancelled back to the Participant, otherwise it will remain in ATS-6 for execution.
Part III	**Item 13**	**Segmentation; Notice**	
Part III	Item 13a	Are orders and trading interest in the NMS Stock ATS segmented into categories, tiers, or levels (e.g. segmented by type of participant, order size, duration, source, or nature of trading activity)?	Yes. ATS-6 accepts orders and conditional indications only from or on behalf of the categories of Participants described in response to Part III, Item 2(b), namely (i) registered and foreign broker-dealers on behalf of the broker-dealer's own interest,

Part Number	Item Number	Question	Answer
		If yes, explain the segmentation procedures, including (i) a description of how orders and trading interest are segmented; (ii) identify and describe any categories in each; (iii) provide a summary of the parameters for each segmented category and length of time each segmented category is in effect; (iv) any procedures for overriding a determination of a segmented category; and (v) how segmentation can affect order interaction.	their retail customers, or their non-retail customers; (ii) ~~eligible institutional customers~~ Institutional Customers of the Broker-Dealer Operator and its affiliates, ~~including institutional customers who are SEC registered investment advisers, pension funds, endowments, and asset managers;,~~; and (iii) the Broker-Dealer Operator and its affiliates acting on or on behalf of ~~such retail brokers or institutional customers~~their clients or acting as principal.

Such categorization is used solely for determining eligibility for ATS-6, except that orders deemed principal orders and RLP have a lower priority and other Participants can opt out of interacting with principal order flow. As indicated in Part III, Item 2(b), ~~institutional customers must~~foreign broker-dealers not routing retail orders and Institutional Customers may be deemed eligible to enter orders and/or conditional indications in ATS-6 categorized as "Non-Retail" based upon the nature of their trading activity (or, for a new foreign broker-dealers or Institutional Customer, its anticipated trading activity). The Broker-Dealer Operator evaluates the nature of ~~an~~a foreign broker-dealer's or Institutional ~~customer's~~Customer's trading activity based upon the amount that and frequency with which the ~~customer~~subscriber provides liquidity rather than takes liquidity and the status of the subscriber – that is, whether it is a broker-dealer, registered investment adviser, pension fund, endowment or asset manager. Such calculations are made on a monthly basis, but can be made intra-month if there is an extraordinary change in a Participant's activities during that month.

Orders and Conditional Indications, as described in Part III, Item 2(b) will either be deemed "Retail", "Non-Retail" or "RLP".

Orders and conditional indications from the Broker-Dealer Operator or its affiliates on behalf of (i) retail customers and (ii) clients of the Broker-Dealer Operator or its affiliates who are broker-dealers on behalf of retail customers will be deemed "Retail". |

Part Number	Item Number	Question	Answer
			Orders and conditional indications from (i) eligible foreign broker-dealers; (ii) eligible Institutional Customers of the Broker-Dealer Operator and its affiliates, and (iii) principal orders of the Broker-Dealer Operator and its affiliates are deemed "Non-Retail".
			Orders from all other subscribers not categorized above (including foreign broker-dealers and Institutional Customers not deemed eligible) will be deemed as "RLP". RLP orders will solely be able to be sent through a direct connection and will not be able to utilize conditional indications as described in Part III, Item 9(a).
			All Subscribers who are eligible to send Retail and/or Non-Retail orders and conditional indications will have the ability to elect whether to categorize their orders as Retail/Non-Retail or RLP on an order-by-order basis.
			RLP orders can interact with Retail orders and/or Retail conditional indications. RLP orders will not be able to interact with other RLP orders or Non-Retail orders and/or conditional indications. Retail orders and/or conditional indications will be able to interact with (i) RLP orders, (ii) other Retail orders and/or conditional indications, and (iii) Non-Retail orders and/or conditional indications. Non-Retail orders and/or conditional indications will be able to interact with (i) Retail orders and/or conditional indications, and (iii) other Non-Retail orders and/or conditional indications. Non-Retail orders and/or conditional indications will not be eligible to interact with RLP orders.
			In addition, as indicated above, a Participant can submit either an order (as described in Part III, Item 7(a)) or a conditional indication (as described in Part III, Item 9(a)). By default, orders that access ATS-6 do not interact with conditional indications and Participants must elect to have their orders interact with conditional indications.

Part Number	Item Number	Question	Answer
			For clarity, conditional indications cannot opt out of interacting with orders or with other conditional indications in ATS-6.
Part III	Item 13d	If yes to Item 13(a), does the NMS Stock ATS disclose to any Person the designated segmented category, classification, tier, or level of orders and trading interest? If yes, provide a summary of the content of the disclosure, when and how the disclosure is communicated, who receives it, and whether and how such designation can be contested.	Yes. The Broker-Dealer Operator communicates to its internal Participants (e.g., internal trading desks of the Broker-Dealer Operator) that their orders or conditional indications deemed as principal will be treated as principal. Additionally, the personnel identified in response to Part II, Item 7(d) have access, as needed, to participant categorization information. ~~Categorization~~Eligibility categorization for foreign broker-dealers and Institutional Customers is generally reviewed ~~and changes are made~~ on a monthly basis with any applicable changes made at such time.